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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Grace Holding, Inc.
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                               (NAME OF ISSUER)


                   Common Stock, par value $0.01 per share
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                        (TITLE OF CLASS OF SECURITIES)


                                 383911 10 4
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                                (CUSIP NUMBER)


                             Robert B. Lamm, Esq.
                         Vice President and Secretary
                             One Town Center Road
                        Boca Raton, Florida 33486-1010
                                 561/362-1645
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              September 16, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                        (continued on following pages)


                             (Page 1 of 7 Pages)
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CUSIP No. 383911 10 4           SCHEDULE 13D   Page     2    of     7   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          W. R. GRACE & CO.: 13-3461988
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
          WC
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          NEW YORK
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                       (7)     Sole Voting Power
  Number of                    0 SHARES (See Items 3, 4 and 5)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0 Shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 Shares (See Items 3, 4 and 5)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0 Shares
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          0 Shares  (See Items 3, 4 and 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0%  (See Items 3, 4 and 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.   SECURITY AND ISSUER.

          Common Stock, par value $0.01 per share ("New Common Stock"), of Grace Holding, Inc. ("New Grace"), with principal executive offices at One Town Center Road, Boca Raton, Florida, 33486-1010. The New Common Stock was registered under Section 12(b) of the Securities Exchange Act on September 16, 1996.

ITEM 2.   IDENTITY AND BACKGROUND.

          W. R. Grace & Co., a New York corporation ("Grace"), is the parent company of W. R. Grace & Co.-Conn., which is primarily engaged in the packaging and specialty chemicals businesses. Its principal business and office address is One Town Center Road, Boca Raton, Florida, 33486-1010.

          In the last five years, Grace has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Grace been a party to a civil proceeding as a result of which Grace was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (However, see "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings" in the Joint Proxy Statement-Prospectus referred to below for information regarding certain investigations of Grace being conducted by the Securities and Exchange Commission.)

          Information concerning each director and executive officer of Grace is included in the "Management" section of the Prospectus, dated August 2, 1996, included in a Registration Statement on Form S-1 (Registration No. 333-9495) filed by New Grace, and is incorporated herein by reference. The business address of each such person is c/o
          W. R. Grace & Co., One Town Center Road, Boca Raton, Florida, 33486-1010. Each such person is a citizen of the United States of America (other than Fred Lempereur, who is a citizen of France). In the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of such persons been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Grace currently owns 1,000 shares of New Grace's common stock, par value $1.00 per share ("Old Common Stock"), representing all of the authorized, issued and outstanding shares of the Old Common Stock. Grace paid $1,000 out of its internally generated funds to New Grace for such shares. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.   PURPOSE OF TRANSACTION.

          New Grace was incorporated by Grace for the purposes described in the Joint Proxy Statement-Prospectus of Grace dated August 2, 1996 ("Joint Proxy Statement-Prospectus"). Upon completion of the transactions described in the Joint Proxy Statement-Prospectus, the Old Common Stock will be recapitalized as New Common Stock, all of the issued and outstanding shares of such recapitalized New Common Stock will be distributed to the holders of common stock of Grace on a one-for-one basis, and the name of New Grace will be changed to "W.
          R. Grace & Co." See the Joint Proxy Statement-Prospectus, which is incorporated herein by reference, for further information.

          Other than as described in the Joint Proxy Statement-Prospectus, Grace has no plans or proposals which relate to or would result in the following:

          (a)  the acquisition or disposition of securities of New Grace;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving New Grace or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of New Grace or any of its subsidiaries;

          (d) any change in New Grace's present Board of Directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in New Grace's Board of Directors;


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          (e)  any material change in the present capitalization or dividend policy of New Grace;

          (f) any other material change in New Grace's business or corporate structure;

          (g) changes in New Grace's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of New Grace by any person;

          (h) causing a class of securities of New Grace to be delisted from a national securities exchange;

          (i) a class of equity securities of New Grace becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Grace has sole power to vote and dispose of 1,000 shares (100%) of the Old Common Stock. Grace has not effected any transactions in the Old Common Stock in the past 60 days.

          No person other than Grace has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Old Common Stock beneficially owned by Grace.

          No director or executive officer of Grace beneficially owns any shares of the Old Common Stock, and no director or executive officer of Grace has effected any transactions in the Old Common Stock during the past 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described in the Joint Proxy Statement-Prospectus, Grace has no contracts, arrangements, understandings or relationships with respect to New Grace's securities.


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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          - Agreement and Plan of Reorganization, dated as of February 4, 1996, between W. R. Grace & Co. and Fresenius AG including, as exhibits thereto, the Distribution Agreement, dated as of February 4, 1996, between W. R. Grace and Co., Fresenius AG and
               W. R. Grace & Co.-Conn., and the Contribution Agreement, dated as of February 4, 1996, among W. R. Grace & Co., Fresenius AG, Steril Pharma GmbH and W. R. Grace & Co.-Conn. (attached as Appendix A to the Joint Proxy Statement-Prospectus of W. R. Grace & Co. dated August 2, 1996).

          - Prospectus, dated August 2, 1996, included in a Registration Statement on Form S-1 (Registration No. 333-9495) filed by Grace Holding, Inc.

          - Joint Proxy Statement-Prospectus dated August 2, 1996 included in a Registration Statement on Form S-4 (Registration No. 333-9497) filed by W. R. Grace & Co.





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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       W. R. GRACE & CO.



                                       By:  /s/ R. B. Lamm
                                            --------------------------------
                                                R. B. Lamm
                                                Vice President and Secretary


Date:  September 24, 1996

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